Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2017	2016	2015
Pretax income before adjustment for income from unconsolidated subsidiaries	$256,287	$232,893	$141,094
Add:
Fixed charges	43,253	36,456	31,277
Adjusted pretax income	$299,540	$269,349	$172,371
Fixed charges:
Interest expense	$32,571	$28,332	$24,814
Estimate of interest within rental expense	10,682	8,124	6,463
Total fixed charges	$43,253	$36,456	$31,277
Ratio of earnings to fixed charges	6.9	7.4	5.5